UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number 1-12981

Superior Tube Company, Inc.

Union 401(k) Plan

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Superior Tube Company, Inc. Union 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Plan Administrator and Savings and Investment Committee of Superior Tube Company, Inc. Union 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of assets available for benefits of Superior Tube Company, Inc. Union 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules

The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2017 and assets (held at end of year) as of December 31, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since 2017.

Philadelphia, Pennsylvania

June 29, 2018

Superior Tube Company, Inc. Union 401(k) Plan

Statements of Assets Available for Benefits

	December 31,
	2017	2016
Assets:
Investments, at fair value	$3,217,328	$2,423,528

Receivables:
Employer contributions	12,624	—
Participant contributions	13,618	—
Notes receivable from participants	136,075	92,828

Total receivables	162,317	92,828

Assets available for benefits	$3,379,645	$2,516,356

See accompanying notes.

Superior Tube Company, Inc. Union 401(k) Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2017	2016
Additions:
Contributions:
Employer	$321,046	$333,737
Participant	336,667	327,577

	657,713	661,314

Investment income:
Net appreciation in fair value of investments	342,257	112,632
Interest and dividend income from investments	92,913	40,327

	435,170	152,959

Interest income on notes receivable from participants	4,401	3,150

Total additions	1,097,284	817,423

Deductions:
Benefits paid to participants	(233,535)	(140,833)
Administrative expenses	(460)	(1,162)

Net increase	863,289	675,428
Assets available for benefits:
Beginning of year	2,516,356	1,840,928

End of year	$3,379,645	$2,516,356

See accompanying notes.

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan

General

The following description of the Superior Tube Company, Inc. Union 401(k) Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from Superior Tube Company, Inc. (“Superior”, the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible union employees an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.

Trustee and Recordkeeper

Great-West Life & Annuity Insurance Company was the Plan Trustee and party-in-interest through September 30, 2016. Empower Retirement was the Plan’s administrative recordkeeper through September 30, 2016. On September 30, 2016, the Plan’s assets were transferred from Great-West Life & Annuity Insurance Company to Vanguard Fiduciary Trust Company. On September 30, 2016, the Vanguard Fiduciary Trust Company (“Trustee”) became the Plan Trustee and a party-in-interest to the Plan. The Vanguard Group is the Plan’s administrative recordkeeper.

Participant Eligibility

A Superior Tube Company union employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of employment.

Contributions

Each year, participants have an opportunity to invest up to 50% and no less than 2% of annual compensation, as defined in the Plan. Participants age 50 and over have an opportunity to invest catch-up contributions up to Internal Revenue Service (“IRS”) annual limits. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

The Plan provides for Company matching contributions based on a percentage of elective deferrals. The Company contributes 50% of elective deferrals up to the first 6% of compensation deferred. For employees hired before March 18, 2013, the Plan provided for a discretionary non-elective Company profit sharing contribution based on a percentage of compensation and years of service. Effective September 30, 2016 the profit sharing contribution became non-discretionary. Contributions are subject to certain Internal Revenue Service (IRS) limitations.

Forfeited Company contributions were $6,300 in 2017 and are used to reduce non-elective employer profit sharing contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and allocations of (a) the Company’s profit sharing contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan (continued)

Vesting

Participants are fully vested at all times in participant contributions and any rollover contributions, plus actual earnings on these contributions. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of credited service. This portion of participant’s accounts fully vests after three years of service or upon Normal Retirement Age, as defined. Upon the death or disability before the participant’s retirement age or termination date, the participant will be fully vested.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2017 and 2016 ranged between 4.25% and 5.25%. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. The AMETEK Stock Fund consists primarily of AMETEK common stock and a small portion may also be invested in short-term securities to help accommodate daily transactions. The AMETEK Stock Fund is considered a level 1 investment within the fair value hierarchy. Effective September 30, 2016, the Plan became a participating plan in the Master Trust. As of December 31, 2017 and 2016, no participants have elected to defer compensation to purchase shares in the AMETEK Stock Fund, therefore, the Plan holds a zero interest in the Master Trust at December 31, 2017 and 2016.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period, for other investment fund transfers and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

The Plan held no interest in the assets of the Master Trust at December 2017 and 2016. The fair value of the assets held by the Master Trust was $98,464,633 and $70,665,274 at December 31, 2017 and 2016, respectively.

A summary of the investment income (loss) for the assets held by the Master Trust was as follows:

	Year Ended December 31,
	2017	2016
Net appreciation (depreciation) in fair value of investment	$33,382,458	$(8,046,644)
Interest and dividend income on investment	459,599	509,528

Total investment income (loss)	$33,842,057	$(7,537,116)

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan (continued)

Payment of Benefits

Participant’s benefits under the Plan are payable to participants, their beneficiaries or their estates upon termination of employment, normal retirement (the attainment of age 65), death, disability, hardship or upon the attainment of age 59 1/2. Benefits are payable in the form of lump sum distributions or installments. Installments may be monthly, quarterly, semi-annual, annual or other payment terms over a fixed reasonable period of time, not exceeding the Life Expectancy of the participant, or the joint life and last survivor expectancy of the Participant and his/her designated beneficiary. If a participant’s vested benefit derived from employer and employee contributions is less than $5,000 but more than $1,000, and the participant does not make an affirmative election otherwise, the administrator will roll over the balance into an individual retirement account. If a participant’s vested balance is $1,000 or less, and the participant does not make an affirmative election otherwise, they will receive a direct rollover in the form of a cash payment.

Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her elective account balance, regardless of age. Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Certain investment-related expenses are allocated proportionately to plan participants based on their respective account balances and are included in net investment appreciation.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded at December 31, 2017 and 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2017

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value less costs to sell, if significant. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee.

The Plan invests in a Vanguard Retirement Savings Fund and Vanguard Target Retirement Date Funds through common/collective trusts. The fair values of the Vanguard Retirement Savings Trust IV and Vanguard Target Retirement Date Trusts II are the reported net asset values of the participation units owned by the Plan at year end. There are currently no redemption restrictions on these investments.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell.

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2017

3. Investment Programs

As of December 31, 2017, a participant could direct contributions (up to certain specified limits) in any of the following investment options:

•	AMETEK Stock Fund
•	Vanguard Retirement Savings Trust IV
•	Vanguard Target Retirement Income Trust II
•	Vanguard Target Retirement Date Trusts II
•	Registered investment companies:
•	Vanguard Federal Money Market Fund
•	Vanguard Total Bond Market Index Fund
•	Vanguard LifeStrategy Funds
•	Vanguard Wellington Fund Admiral Shares
•	Vanguard Windsor II Fund
•	Vanguard PRIMECAP Fund
•	Vanguard Small-Cap Index Fund
•	Vanguard 500 Index Fund
•	Vanguard Developed Markets Index Fund
•	Vanguard Emerging Markets Stock Index Fund
•	American Funds EuroPacific Growth Fund
•	BlackRock Inflation Protected Bond Fund
•	Virtus Ceredex Small Cap Value Equity Fund
•	Wells Fargo Advantage Discovery Fund

Participants could change their investment options or transfer existing account balances to other investment options daily.

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2017

4. Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Registered investment companies	$1,762,815	$1,762,815	$—	$—

Common/collective trusts measured at net asset value:
Vanguard Retirement Savings Trust IV	193,520
Vanguard Target Retirement Date Trusts II	1,260,993

Investments, at Fair Value	$3,217,328

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Registered investment companies	$1,352,731	$1,352,731	$—	$—

Common/collective trusts measured at net asset value:
Vanguard Retirement Savings Trust IV	144,752
Vanguard Target Retirement Date Trusts II	926,045

Investments, at Fair Value	$2,423,528

5. Fully Benefit-Responsive Investment Contract

The Plan invested in a fully benefit-responsive investment contract through September 30, 2016 with Great-West Life & Annuity Insurance Company in the form of a guaranteed investment contract that invested in traditional investment contracts. Great-West Life & Annuity Insurance Company maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Great-West Life & Annuity Insurance Company was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limited the Plan’s ability to transact at contract value with Great-West Life & Annuity Insurance Company including plan termination and other events as specified in the guaranteed investment contract. In September 2016, the guaranteed investment contract was terminated prior to maturity date for which the plan sponsor paid a market value adjustment fee to enable the participants to receive contract value at liquidation.

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2017

6. Income Tax Status

Prior to September 30, 2016, the underlying standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the written form of the underlying prototype document is qualified under Section 401 of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401 of the Code, and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.

Effective September 30, 2016, the Plan became a volume submitter plan. The underlying volume submitter plan has received an advisory letter from the IRS dated March 31, 2014, stating that the form of the plan is qualified under Section 401 of the Code and, therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. However, the plan administrator believes that the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). ASU 2017-06 requires a plan’s interest in a master trust and change in the value of that interest to be presented in separate line items in the statement of assets available for benefits and in the statement of changes in assets available for benefits. The new guidance removes the requirement to disclose the percentage interest in the master trust for those plans with divided interests and instead requires disclosure of the dollar amount of interest in each investment type. ASU 2017-06 is effective for interim and annual reporting periods beginning after December 15, 2018. The new guidance will be applied on a retrospective basis and early adoption is permitted. The Plan is currently evaluating the impact of adopting ASU 2017-06 on the Plan’s financial statements.

Superior Tube Company, Inc. Union 401(k) Plan

EIN 86–1118863 Plan #001

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2017

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP And PTE 2002-51
X	$64,965	$—	$—	$—

Superior Tube Company, Inc. Union 401(k) Plan

EIN 86–1118863 Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Vanguard Retirement Savings Trust IV	Common/Collective Trust	$193,520
* Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	245,670
* Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	371,045
* Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	69,826
* Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	96,704
* Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	147,047
* Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	75,225
* Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	130,748
* Vanguard Target Retirement 2055 Trust II	Common Collective Trust	11,921
* Vanguard Target Retirement Income Trust II	Common Collective Trust	112,808
* Vanguard 500 Index Fund	Registered Investment Company	255,823
* Vanguard PRIMECAP Fund	Registered Investment Company	139,828
* Vanguard Small-Cap Index Fund	Registered Investment Company	143,206
* Vanguard Total Bond Market Index Fund	Registered Investment Company	328,321
* Vanguard Wellington Fund Admiral Shares	Registered Investment Company	311,116
* Vanguard Windsor II Fund	Registered Investment Company	111,713
* Vanguard Federal Money Market Fund	Registered Investment Company	6,326
* American Funds EuroPacific Growth Fund	Registered Investment Company	273,837
* Virtus Ceredex Small Cap Value Equity Fund	Registered Investment Company	4,093
* Wells Fargo Advantage Discovery Fund	Registered Investment Company	188,551

	Total investments	3,217,328

* Notes Receivable from Participants	Interest rates – 4.25% - 5.25%	136,075

		$3,353,403

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Superior Tube Company, Inc. Union 401(k) Plan
(Name of Plan)

Date: June 29, 2018	By:	/s/ Thomas M. Montgomery
Thomas M. Montgomery
Member, Savings and Investment Committee